16013107

UNITEDSTATES
\NDEXCHANGECOMMISSION
shington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Profunds Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue, Suite 1000E
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Moore 240-497-6480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kerry Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGHAN EAGLESTON
NOTARY PUBLIC
ANNE ARUNDEL COUNTY, MD

Signature

Financial and Operations Principal

Title

Meghan Eag

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Profunds Distributors, Inc.:

We have audited the accompanying statement of financial condition of Profunds Distributors, Inc. as of December 31, 2015, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profunds Distributors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

McLean, VA
February 26, 2016

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	6,146,153
Prepaid expenses		517,116
Distribution fees receivable		205,437
Distribution related fees receivable		8,054
Receivable from affiliates		2,319
Equipment (net of accumulated depreciation of $87,724)		329,011
Other assets		201,101
Net deferred tax asset		310,337
Total assets	$	7,719,528

Liabilities and Stockholder's equity

Liabilities:		
Accrued compensation	$	3,653,056
Accrued distribution related expenses		796,272
Distribution fees payable		205,437
Payable to affiliates		57,150
Other accounts payable and accrued expenses		336,828
Total liabilities		5,048,743
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		3,694,652
Retained deficit		(1,024,687)
Total stockholder's equity		2,670,785
Total liabilities and stockholder's equity	$	7,719,528

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Operations

Year ended December 31, 2015

Revenue:		
Distribution service fees	$	16,693,235
Distribution and distribution related fees		2,932,623
Interest & other income		20,139
Total revenues		19,645,997
Expenses:		
Compensation and benefits		11,368,945
Distribution and distribution related expenses		2,932,623
Fund marketing and promotion		2,078,649
Communications and technology		1,398,808
Occupancy		900,392
Professional fees		204,426
Licenses and fees		101,136
Other expenses		742,611
Total expenses		19,727,590
Loss before income tax expense		(81,593)
Income tax expense		115,137
Net loss	$	(196,730)

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common stock	Capital in excess of par value	Retained deficit	Total stockholder's equity
Balances at December 31, 2014	$	820	3,194,652	(827,957)	2,367,515
Capital contribution		—	500,000	—	500,000
Net loss for the year ended December 31, 2015		—	—	(196,730)	(196,730)
Balances at December 31, 2015	$	820	3,694,652	(1,024,687)	2,670,785

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.

(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(196,730)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		44,175
Loss on disposals of assets		3,220
Deferred income taxes		94,523
Changes in assets and liabilities:		
Decrease in distribution fees receivable		52,978
Decrease in distribution related fees receivable		28,458
Increase in prepaid expenses		(145,579)
Increase in receivable from affiliates		(2,319)
Increase in other assets		(103,133)
Decrease in accrued compensation		(687,663)
Increase in accrued distribution related expenses		81,896
Decrease in distribution fees payable		(52,978)
Decrease in payable to affiliates		(194,382)
Increase in other accounts payable and accrued expenses		38,827
Net cash provided by operating activities		(1,038,707)
Cash flows from investing activities-		
Purchases of equipment		(293,555)
Cash flows from financing activities-		
Capital contribution		500,000
Net increase in cash		(832,262)
Cash:		
Beginning of year		6,978,415
End of year	$	6,146,153
Supplemental disclosure of cash flow information:		
Income taxes paid	$	152,085

See accompanying notes to financial statements.

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares and from income received under a third party marketing agreement as described in note 2. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, distribution service fees are fees earned from PFA, PSA and PCM for distribution, shareholder and wholesaling support. These fees are billed and earned monthly. The fees contain a fixed monthly amount plus a variable portion for total costs directly incurred by the Company for services provided under the Distribution Services Agreement.

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. During the year, the Company

recorded $2,807,747 of revenues earned from the Funds and $2,807,747 of associated marketing/advertising/distribution related expenses.

The Company had an agreement with a third party asset manager of an investment vehicle in which the Money Market ProFund invests. Under this agreement, the third party provides funding for marketing, advertising and distribution related activities of the Money Market ProFund and other ProFunds. During the year, the Company recorded $124,876 of revenues earned from the third party and $124,876 of associated marketing/advertising/distribution related expenses. These amounts are reflected in the statement of operations as distribution and distribution related fees and distribution and distribution related expenses, respectively. The agreement terminated effective June, 2015.

(d) Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution and Service Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) Phantom Share Plan

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three or five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents. As permitted for liability classified awards for nonpublic entities, obligations under the Plan are measured using the intrinsic value of the awards.

A summary of the status of the phantom shares related to the Company as of December 31, 2015, and changes during the year ended December 31, 2015, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2014	49,515	$	29.57
Granted	26,510		32.61
Exercised	(5,730)		29.60
Forfeited	(13,430)		31.27
Balances at December 31, 2015	56,865	$	30.58

At December 31, 2015, none of the awards owned by the Company's employees are fully vested. The Company recognized compensation expense of $416,811 related to the Plan during 2015. At December 31, 2015 the amount of accrued but unpaid compensation was $744,733 and is included in other accounts payable and accrued expenses. Unearned compensation related to the Plan was $961,211 at December 31, 2015. The weighted average period that these awards are expected to be recognized over is one to four years.

(f) Phantom Share Appreciation Rights Plan

Certain employees of the Company participate in a PFA Phantom Share Appreciation Rights Plan (the PFA PSAR plan) and/or a PSA Phantom Share Appreciation Rights Plan (the PSA PSAR Plan). Under both plans, participants are entitled to a cash benefit equal to the PFA PSAR Plan value or the PSA PSAR Plan value over the base value, which is determined by PFA or PSA based on a predetermined formula pursuant to each plan document. There are 2,500,000 units authorized in each plan.

Compensation expense is measured at the reporting date as the increase in the PSAR value over the target value, as determined by a predetermined formula and vesting schedules of the awards. Awards under the PFA PSAR Plan are subject to a three or five year vesting schedule. Awards under the PSA PSAR plan vest in five years with one-third vesting in each of the last three years of each employee's award. As permitted for liability classified awards for nonpublic entities, obligations under the PSAR Plan are measured using the intrinsic value of the awards.

(i) Comprehensive Income

The Company's net loss equals comprehensive loss as the Company has no components of other comprehensive income.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $2,635,000 for the year ended December 31, 2015 and are included in compensation and benefits expenses, occupancy expenses, professional fees expenses, and other expenses. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital under the Rule of $1,302,685 which was $966,102 in excess of its minimum required net capital of $336,583. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 3.88 to 1.

(5) Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1) as all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

(6) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC (Foreside) for which Foreside performs certain compliance services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

(7) Lease Obligations

The Company has a lease for office facilities in New York City, which expires on August 31, 2018. Future minimum lease payments under this lease are as follows:

2016	$ 394,852
2017	402,210
2018	271,410
	$ 1,068,472

The Company has an option to extend this lease through August 31, 2020. The Company recorded rent expense of $279,154 during 2015.

(8) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $148,276 for the year ended December 31, 2015.

(9) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(10) Subsequent Events

Management has evaluated subsequent events through February 26, 2016, the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplementary Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Total stockholder's equity			$	2,670,785
Deductions for nonallowable assets:				
Prepaid expenses	$	517,116		
Distribution fees receivable		162		
Distribution related fees receivable		8,054		
Equipment		329,011		
Other assets		203,420		
Net deferred tax asset		310,337		1,368,100
Net capital				1,302,685
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)				336,583
Excess net capital			$	966,102
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	797,811
Total aggregate indebtedness (total liabilities)				5,048,743
Percentage of aggregate indebtedness to net capital				388%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2015 Unaudited FOCUS Report, Form X-17A-5, Part IIA.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2015

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Exemption Reporting

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) : (1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2015 to December 31, 2015 without exception.

ProFunds Distributors, Inc.

I, Kerry Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Treasurer

February 26, 2016

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
ProFunds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ProFunds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

McLean, VA
February 26, 2016